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Manuel Garciadiaz

Davis Polk & Wardwell LLP	212 450 4000 tel
450 Lexington Avenue	212 701 5800 fax
New York, NY 10017

August 24, 2020

Re:	Vitru Ltd Draft Registration Statement on Form F-1 Submitted August 10, 2020 CIK 0001805012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Robert Shapiro, Senior Staff Accountant
Doug Jones, Senior Staff Accountant
Jennifer Lopez, Staff Attorney
Lilyanna Peyser, Special Counsel

Ladies and Gentlemen:

On behalf of our client, Vitru Ltd. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated August 13, 2020 (the “Comment Letter”). On August 10, 2020, the Company confidentially submitted a revised draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act. The Company is publicly filing concurrently with this letter the registration statement on Form F-1 (the “Registration Statement”), which reflects these responses and certain other revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Registration Statement.

Division of Corporation Finance U.S. Securities and Exchange Commission	2

We are also sending, under separate cover, a marked copy of the Registration Statement showing changes from the Draft Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Indebtedness, page 109

1.	You disclose in note 1.1(a), Loans and financing, to the interim financial statements that you borrowed R$150.0 million to settle installments due in December 2020 on the accounts payable from acquisition of subsidiaries in prior years. Please expand your disclosure to discuss the purpose of this loan and the amounts needed to meet these installment payments due in December 2020. Also, discuss your plans to satisfy the quarterly interest installment payments due on this loan starting in July 2020, the principal amount due upon maturity of this loan in October 2021, and in meeting the scheduled remaining installments due on the accounts payable from acquisition of subsidiaries. Refer to Item 5.D of Form 20-F for guidance.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 116 of the Registration Statement in response.

Notes to the unaudited interim condensed consolidated financial statements for the six months period ended June 30, 2020

Note 11. Loans and Financing, page F-17

2.	We note in your disclosures that you do not address the changes in your liquidity risk relative to the financial resources needed to meet the installment payments due on accounts payable from the acquisition of subsidiaries. Specifically, referencing footnote (i) to Note 11, it appears the R$150,000 loan entered into on April 16, 2020 will be used to meet the installment payment due on these obligations in December 2020. Please provide qualitative disclosures of your exposures to liquidity risk and any changes in managing this risk since December 31, 2019, including the entry into the new loan agreement. Refer to IFRS 7, paragraphs 31-33.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that as of June 30, 2020, there was no change in its liquidity risk relative to the financial resources needed to meet the installment payments due on accounts payable from the acquisition of subsidiaries, as compared to December 31, 2019, and there was no change to how the Company manages its liquidity risk. As explained further above and amended in the Registration Statement, the purpose of the loan entered into on April 16, 2020 was to anticipate in a prudent manner any issue that the then uncertain impacts from the outbreak of the Covid-19 pandemic could bring to its liquidity and also to benefit from the favorable terms being offered by the financial institution, by providing the Company with a liquidity cushion to safeguard its cash availability required to meet financial obligations at the end of the fiscal year 2020. The funds obtained from this loan have been mostly reinvested and are currently held in short-term investments, and did not have a significant impact on the Company’s net debt. The Company also advises the Staff that, as of June 30, 2020, it was clear that its operational and financial performance was significantly better than what could be expected back in April 2020 upon the outbreak of the Covid-19 pandemic, reinforcing that there was no significant change to the Company’s liquidity risk.

Division of Corporation Finance U.S. Securities and Exchange Commission	3

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Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Pedro Jorge Guterres Quintans Graça, Chief Executive Officer

Carlos Henrique Boquimpani de Freitas, Chief Financial Officer

Vitru Limited
Leandro Camilo, Partner

PricewaterhouseCoopers Auditores Independentes